United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the period ending 27 March 2020

Commission File Number 001-37791

COCA-COLA EUROPEAN PARTNERS PLC

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☒
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☒

P a g e | 1

LONDON, 28th April 2020

COCA-COLA EUROPEAN PARTNERS

First-Quarter ended 27 March 2020 & COVID-19 Update

			CHANGE VS Q1 2019
REVENUE	VOLUME (UNIT CASES1)	REVENUE PER UNIT CASE[2]	COMPARABLE VOLUME[3,4]	REVENUE PER UNIT CASE[2]	FX-NEUTRAL REVENUE[3]	REVENUE
€2,478m	521m	€4.77	(4.0)%	1.5%	(4.0)%	(4.0)%

DAMIAN GAMMELL, CHIEF EXECUTIVE OFFICER, SAID:
“This crisis has touched every community where we operate, and I would like to thank everyone who is working to keep us safe.
“Throughout the pandemic, we are prioritising the wellbeing of our people, serving our customers, supporting our communities and protecting the long-term future of our business. The situation is having a fundamental impact on the way people consume our products, particularly in the away from home channel. We are working closely with our customers who continue to trade, providing access to the brands and packs they need at this time, and we are adapting to focus more on the home channel including the growth in online.
“We are confident about the post-crisis future of our business. We have strong fundamentals built upon great brands, routes-to-market, customer relationships and of course great people. While we take action to respond to the immediate crisis and provide relief to communities, we are also preparing for how we enable recovery and then sustained growth. We will accelerate our planning based on the global consumer insights and experience of our brand partners like The Coca-Cola Company.
“Before the crisis took hold in our markets, we saw good momentum in the first quarter, including progress on our sustainability agenda. Despite the uncertainty that surrounds us today, our confidence in the future of our business is driving us to take the right actions to protect our performance, conserve cash and lay the foundations for recovery, all underpinned by a strong balance sheet. We are committed to helping society rebuild and recover, creating sustainable value and a better future for people and the planet.”

1.	A unit case equals approximately 5.678 litres or 24 8-ounce servings

2.	Fx-neutral

3.	Refer to “Note Regarding the Presentation of Alternative Performance Measures” for further details

4.	Adjusted for selling day shift. Reported volume (5.0)%

P a g e | 2

Q1 HIGHLIGHTS & COVID-19 UPDATE1

Q1 Revenue (-4.0%)

•
Comparable volume[2] -4.0% reflecting challenging comparables, some customer disruption as a result of our planned pricing strategy & the initial impact of the COVID-19 pandemic across our markets, partially offset by innovation; Transactions[3] outpaced volume

•	Revenue per unit case[4] +1.5% benefiting from favourable price & promotions offset by negative channel & pack mix, particularly in March, given emerging AFH[5] closures

•	Value share gains across measured channels[6] driven by our Stills portfolio

COVID-19

•	Total volume declines for the COVID-19 impacted weeks to date (5 weeks ending 17 April 2020) in a range of c.-20% to -40% (AFH: range of -45% to -85%; Home: range of +5% to -10%) across our markets

Other

•	Dividend:

◦	FY19 dividend of €1.24 per share fully paid during 2019

◦
The Board continues to recognise the importance of cash returns to shareholders. However, given the significant uncertainty of the effect of the ongoing pandemic, the Board has determined to defer consideration of its 2020 H1 dividend until visibility has improved, thus preserving flexibility until a better, informed decision as to appropriate quantum can be made

•	Share buyback: repurchased c.€130m (3m shares) of the €1bn programme announced Feb 2020 (suspended until further notice as previously announced)

•	Successfully issued €600m senior unsecured note due 2026

•	Sweden became first 100% recycled PET market, eliminating the use of 3,500 tons of virgin plastic per year. Launched 2020 long-term incentive plan incorporating inaugural GHG[7] reduction target

1.	Refer to “Note Regarding the Presentation of Alternative Performance Measures” for further details

2.	Adjusted for selling day shift; Reported volume (5.0)%

3.	Adjusted for selling day shift; Defined as the serving container that is ultimately used directly by the consumer. It can be a standalone container or one part of a multipack

4.	Fx-neutral

5.	Away from home

6.	Source: Nielsen YTD to w/e GB 28.03.20; DE Monthly SSD 29.03.20 & NCB 23.02.20; ES PT FR BE NL SE NO 29.03.20

7.	GHG = greenhouse gas;15% of the 2020 long-term incentive award will be based on the extent to which CCEP reduces its greenhouse gas emissions over the next three years

P a g e | 3

COVID-19 IMPACT

Trading impacts:

•	Ongoing volatility in both channels (AFH & Home) given uncertainty

•	Sharp declines in AFH volumes with c.75% of the channel impacted by lockdown measures (which vary by market)

•	Some initial stockpiling in Home has since subsided

•	Immediate consumption & small priority packs significantly impacted (affects both AFH & Home channels); Future consumption packs performing better, though varies by market

•	Total volume decline for the COVID-19 impacted weeks to date (5 weeks ending 17 April 2020) in a range of c.-20% to -40% (AFH: range of -45% to -85%; Home: range of +5% to -10%) across our markets

CCEP response to crisis: Respond, Recover, Sustain

Our rapid response has prioritised our people, customers & communities whilst protecting our business for the long term. Measures taken are as follows:
People

•	Implemented comprehensive measures in line with official guidance from governments & health authorities to keep our people safe including:
◦Large scale home working supported by up-weighted digital support
◦Additional safety measures to support those in the field or at manufacturing sites

•	Emotional & mental well-being support of our people through this stressful & uncertain time

•	Motivating & providing workplace security for our people

•	Regular internal communications across the business

Customers

•	Working closely with our suppliers, partners & KO1 to ensure we do everything we can to best serve our customers including:
◦Continued build of finished goods & raw material inventory

◦	Shifting production resource to higher demand channels by prioritising core SKUs[2], reflecting the shift in brand & pack mix (e.g. more multipack cans & large PET)

•	Developing comprehensive contingency plans to ensure our products continue to be available despite any logistical challenges

Communities

•	Working closely with KO1 to provide substantial financial aid through the Red Cross & other local NGOs

•	Donated over 400k unit cases of product so far to foodbanks, medical & key workers & giving access to our logistics resources for relief work

•	Volunteering policy to encourage in-community support where it is safe to do so

1.	Stock market ticker for The Coca-Cola Company

2.	Stock keeping unit

P a g e | 4

COVID-19 IMPACT (Continued)

Business
Governance

•	Increased cadence of reviews with country leadership teams teams, Board of Directors & KO1

•	Incorporating learnings from across the Coca-Cola system

•	Modelling multiple scenarios & risk analyses to regularly stress test our financials

Costs

•	Reducing discretionary spend in areas such as trade marketing, promotions, merchandising, incentives, seasonal labour, travel & meetings - amounting to a potential FY20 reduction of c.€200-250m

•	Delaying c.€200m of discretionary capital expenditure, resulting in FY20 total capex of c.€350m2

Finance

•	Withdrawal of FY20 guidance given significant uncertainty as previously announced

To keep CCEP well positioned given its current financial position & strong balance sheet (net debt/adjusted EBITDA of 2.7 times3) & to preserve maximum flexibility during this period:

•	Suspension of share buyback programme until further notice as previously announced (to date repurchased

•	c.€130m of €1bn programme announced Feb 2020)

•	FY19 dividend fully paid in 2019; Deferral of 2020 HY1 dividend until visibility has improved

•	Issued 6 year €600m bond at 1.75% coupon to add to an already balanced mix of long-term maturities (with no covenants on debt or facilities)

•	Received confirmation of eligibility to access UK Government COVID Corporate Financing Facility (CCFF)

CCEP has strong cash generation & solid position on liquidity given the following:

•	€0.9bn cash & cash equivalents[4]; €1.5bn sustainability linked committed undrawn RCF[5]; €1.5bn multi-currency commercial paper programme (€0.6bn issued6); unutilised CCFF[7]

1.	Stock market ticker for The Coca-Cola Company

2.	Excluding payments of principal on lease obligations

3.	As at 31 December 2019; Refer to “Note Regarding the Presentation of Alternative Performance Measures” for further details

4.	As at 27 March 2020

5.	RCF = Revolving Credit Facility; Undrawn as at 24 April 2020; €0.2bn drawn as at 27 March 2020

6.	As at 24 April 2020; €0.5bn issued as at 27 March 2020

7.	As at 24 April 2020

P a g e | 5

FIRST-QUARTER REVENUE PERFORMANCE BY GEOGRAPHY
Unaudited, changes versus Q1 2019

	REVENUE	REVENUE % CHANGE	FX-NEUTRAL REVENUE % CHANGE
Great Britain	€495m	(6.5)%	(7.5)%
France (France & Monaco)	€413m	(6.5)%	(6.5)%
Germany	€517m	(2.0)%	(2.0)%
Iberia (Spain, Portugal & Andorra)	€529m	(1.5)%	(1.5)%
Northern Europe[1]	€524m	(4.0)%	(2.5)%
Total	€2,478m	(4.0)%	(4.0)%
1. Belgium, Luxembourg, Netherlands, Norway, Sweden & Iceland

Great Britain

•	Volumes impacted by strong comparables (pre-Brexit build in Q1 2019); the proactive delisting of Kia Ora; the impact of COVID-19 on the AFH channel in March. Coca-Cola Zero Sugar, Schweppes sparkling, Oasis & Monster all outperformed

•
Revenue/UC1 supported by category mix (primarily the growth in Monster & the delisting of Kia Ora) but negatively impacted by the outperformance of the Home channel, particularly in March (e.g. cans +9.5% in March)

France

•	Volumes impacted by some initial customer disruption in the Home channel & the impact of COVID-19 on the AFH channel in March. Coca-Cola Zero Sugar, Fuze Tea, Monster & Tropico all outperformed

•	Revenue/UC1 negatively impacted by channel mix in March, partially offset by the outperformance of priority small packs[2] (e.g. small cans +17.0% YTD driven by Coca-Cola light taste 250ml)

Germany

•
Volumes impacted by some initial customer disruption in the Home channel & the impact of COVID-19 on the AFH channel in March, partially offset by the additional border trade business. Strong growth in Fuze Tea helped by the launch of a 1.25L discounter pack. Coca-Cola Zero Sugar, Coca-Cola Energy & Powerade also outperformed

•	Revenue/UC1 growth supported by positive price, pack & channel mix (e.g. outperformance of AFH, launch of 1L glass bottle & additional border trade)

Iberia

•	Solid volume growth in January & February more than offset by a decline in March given the impact of COVID-19 on the AFH channel. Coca-ColaTM, Monster, Aquarius & Appletiser outperformed

•	Revenue/UC1 negatively impacted by channel mix (e.g. the COVID-19 closure of HoReCa[3] outlets) & pack mix (e.g. the outperformance of large PET)

Northern Europe

•	Outperformance of Belux (-1.0%) & Sweden[4] (-1.5%)

•
Volumes supported by growth in the Home channel but more than offset by a decline in March given the impact of COVID-19 on the AFH channel. Coca-Cola Zero Sugar, Monster, Fuze Tea & Tropico outperformed

•	Revenue/UC1 growth negatively impacted by channel & pack mix (e.g. large PET +1.0%)

1.	Revenue per unit case

2.	PET & Glass < 1litre; Cans <33cl

3.	HoReCa = Hotels, Restaurants & Cafes

4.	Fx-neutral revenue change vs PY
Note: changes versus Q1 2019; comparable volumes

P a g e | 6

FIRST-QUARTER VOLUME PERFORMANCE BY CATEGORY
Comparable volumes, changes versus Q1 2019

VOLUME % CHANGE
Sparkling	(3.0)%
Coca-ColaTM	(2.5)%
Flavours, Mixers & Energy	(4.0)%
Stills	(9.0)%
Hydration	(12.0)%
RTD Tea, RTD Coffee, Juices & Other[1]	(4.5)%
Total	(4.0)%

Coca-ColaTM

•	Transactions[2] -2.0%, ahead of volume

•	Classic -3.5%; Lights -1.0% with solid growth in Zero Sugar +5.5% offset by a decline in Diet Coke/Coca-Cola light taste

•	Launched new lights flavours e.g. Diet Coke Sublime Lime & Coca-Cola light taste Goji Berry

Flavours, Mixers & Energy

•	Fanta -6.0% driven by softness in France & Germany in particular

•	Energy +12.0% with strong performance of Monster Mango Loco & Pacific Punch ranges. New Coca-Cola Energy variants now available in all markets

•	Appletiser +2.0% driven by recent launch in Iberia

•	Schweppes +0.5% in GB & Royal Bliss +9.0% driven by distribution gains in Spain pre COVID-19. Coca-Cola Signature Mixers also performed well

Hydration

•	Reflecting fewer low value promotions & the impact of COVID-19 on the AFH channel significantly impacting water sales

•	Encouraging initial customer reaction to Aquarius Enhanced Water

•	Isotonic drinks +1.0% led by growth of Aquarius in Iberia & Powerade in Germany

RTD Tea, RTD Coffee, Juices & Other1

•	Solid share gains in the RTD tea category driven by Fuze Tea +12.0%, including launch of 1.25L discounter pack in Germany

•	Decline in juices due to the proactive delisting of our squash brand, Kia Ora in GB

•	Tropico continued to grow strongly in France & Belux

•	Costa Coffee RTD growing distribution in GB. Monster Espresso also performed well

1.	RTD refers to Ready To Drink

2.	Adjusted for selling day shift; Defined as the serving container that is ultimately used directly by the consumer. It can be a standalone container or one part of a multipack

P a g e | 7

CONFERENCE CALL (with presentation)

•	28 April 2020 at 12:00 BST, 13:00 CEST & 7:00 a.m. EDT; accessible via www.cocacolaep.com

•	Replay & transcript will be available at www.cocacolaep.com as soon as possible

FINANCIAL CALENDAR

•	First-half 2020 results: 5 August 2020

•	Financial calendar available here: https://ir.cocacolaep.com/financial-calendar/

CONTACTS

Investor Relations
Sarah Willett	Claire Michael	Joe Collins
+44 7970 145 218	+44 7528 251 033	+44 7583 903 560

Media Relations
Shanna Wendt	Nick Carter
+44 7976 595 168	+44 7976 595 275

About CCEP

Coca-Cola European Partners plc is a leading consumer goods company in Western Europe, making, selling & distributing an extensive range of non-alcoholic ready to drink beverages & is the world's largest Coca-Cola bottler based on revenue. Coca-Cola European Partners serves a consumer population of over 300 million across Western Europe, including Andorra, Belgium, continental France, Germany, Great Britain, Iceland, Luxembourg, Monaco, the Netherlands, Norway, Portugal, Spain & Sweden. The Company is listed on Euronext Amsterdam, the New York Stock Exchange, London Stock Exchange & on the Spanish Stock Exchanges, trading under the symbol CCEP.

For more information about CCEP, please visit www.cocacolaep.com & follow CCEP on Twitter at @CocaColaEP.

P a g e | 8

Forward-looking statements

This document contains statements, estimates or projections that constitute “forward-looking statements” concerning the financial condition, performance, results, strategy and objectives of Coca-Cola European Partners plc and its subsidiaries (together “CCEP” or the “Group”). Generally, the words “believe,” “expect,” “intend,” “estimate,” “anticipate,” “project,” “plan,” “seek,” “may,” “could,” “would,” “should,” “might,” “will,” “forecast,” “outlook,” “guidance,” “possible,” “potential,” “predict,” “objective” and similar expressions identify forward-looking statements, which generally are not historical in nature.

Forward-looking statements are subject to certain risks that could cause actual results to differ materially from CCEP’s historical experience and present expectations or projections. As a result, undue reliance should not be placed on forward-looking statements, which speak only as of the date on which they are made. These risks include but are not limited to those set forth in the “Risk Factors” section of the 2019 Integrated Report / Annual Report on Form 20-F, including the statements under the following headings: Packaging (such as marine litter); Perceived health impacts of our beverages and ingredients, and changing consumer preferences (such as sugar alternatives); Legal, regulatory and tax change (such as the development of regulations regarding packaging, taxes and deposit return schemes); Market (such as disruption due to customer negotiations, customer consolidation and route to market); Cyber and social engineering attacks; Competitiveness and transformation; Climate change and water (such as net zero emission legislation and regulation, and resource scarcity); Economic and political conditions (such as continuing developments in relation to the UK’s exit from the EU); The relationship with TCCC and other franchisors; Product quality; and Other risks, such as widespread outbreaks of infectious disease including the adverse impact that the COVID-19 pandemic and related social distancing measures implemented in many of our markets may have on our financial results, operations, workforce and demand for our products. In particular, the extent to which the ongoing COVID-19 pandemic and measures taken in response impact our business, operations and financial results will depend on future developments, which are highly uncertain and cannot be predicted.

Due to these risks, CCEP’s actual future results, dividend payments, and capital and leverage ratios may differ materially from the plans, goals, expectations and guidance set out in CCEP’s forward-looking statements. Additional risks that may impact CCEP’s future financial condition and performance are identified in filings with the SEC which are available on the SEC’s website at www.sec.gov. CCEP does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required under applicable rules, laws and regulations. CCEP assumes no responsibility for the accuracy and completeness of any forward-looking statements. Any or all of the forward-looking statements contained in this filing and in any other of CCEP’s respective public statements may prove to be incorrect.

P a g e | 9

Note Regarding the Presentation of Alternative Performance Measures
We use certain alternative performance measures (non-GAAP performance measures) to make financial, operating and planning decisions and to evaluate and report performance. We believe these measures provide useful information to investors and as such, where clearly identified, we have included certain alternative performance measures in this document to allow investors to better analyse our business performance and allow for greater comparability. To do so, we have excluded items affecting the comparability of period over period financial performance as described below. The alternative performance measures included herein should be read in conjunction with and do not replace the directly reconcilable GAAP measure. For further information, please refer to pages 26-33 of the 2019 Integrated Report / Annual Report on Form 20-F.

For purposes of this document, the following terms are defined:

‘‘As reported’’ are results extracted from our consolidated financial statements.

‘‘Comparable’’ is defined as results excluding items impacting comparability, such as restructuring charges, out of period mark-to-market impact of hedges and net tax items relating to rate and law changes. Comparable volume is also adjusted for selling days.

‘‘Fx-neutral’’ is defined as comparable results excluding the impact of foreign exchange rate changes. Foreign exchange impact is calculated by recasting current year results at prior year exchange rates.

‘‘Capex’’ or “Capital expenditures’’ is defined as purchases of property, plant and equipment and capitalised software, plus payments of principal on lease obligations, less proceeds from disposals of property, plant and equipment. Capex is used as a measure to ensure that cash spending on capital investment is in line with the Group’s overall strategy for the use of cash.

‘‘Free cash flow’’ is defined as net cash flows from operating activities less capital expenditures (as defined above) and interest paid. Free cash flow is used as a measure of the Group’s cash generation from operating activities, taking into account investments in property, plant and equipment and non-discretionary lease and interest payments. Free cash flow is not intended to represent residual cash flow available for discretionary expenditures.

‘‘Adjusted EBITDA’’ is calculated as Earnings Before Interest, Tax, Depreciation and Amortisation (EBITDA), after adding back items impacting the comparability of year over year financial performance. Adjusted EBITDA does not reflect cash expenditures, or future requirements for capital expenditures or contractual commitments. Further, adjusted EBITDA does not reflect changes in, or cash requirements for, working capital needs, and although depreciation and amortisation are non-cash charges, the assets being depreciated and amortised are likely to be replaced in the future and adjusted EBITDA does not reflect cash requirements for such replacements.

‘‘Net debt’’ is defined as the net of cash and cash equivalents less currency adjusted borrowing. We believe that reporting net debt is useful as it reflects a metric used by the Group to assess cash management and leverage. In addition, the ratio of net debt to adjusted EBITDA is used by investors, analysts and credit rating agencies to analyse our operating performance in the context of targeted financial leverage.

‘‘ROIC’’ is defined as comparable operating profit after tax divided by the average of opening and closing invested capital for the year. Invested capital is calculated as the addition of borrowings and equity less cash and cash equivalents. ROIC is used as a measure of capital efficiency and reflects how well the Group generates comparable operating profit relative to the capital invested in the business.

‘‘Dividend Payout Ratio’’ is defined as dividends as a proportion of comparable profit after tax.

Additionally, within this report, we provide certain forward-looking non-GAAP financial Information, which management uses for planning and measuring performance. We are not able to reconcile forward-looking non-GAAP measures to reported measures without unreasonable efforts because it is not possible to predict with a reasonable degree of certainty the actual impact or exact timing of items that may impact comparability throughout the year.

Unless otherwise stated, percent amounts are rounded to the nearest 0.5%.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorised.

COCA-COLA EUROPEAN PARTNERS PLC
(Registrant)
Date: April 28, 2020	By:	/s/ Manik Jhangiani
	Name:	Manik Jhangiani
	Title:	Chief Financial Officer